SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

November 4, 2010

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE THIRD QUARTER OF 2010

Buenos Aires, Argentina, November 4, 2010 – Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the third quarter ended September 30, 2010 (“3Q10”).  All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•
The Bank’s net income totalled Ps.267.9 million in 3Q10. This result was 40% higher than the Ps.190.9 million posted for the third quarter of 2009 (“3Q09”) and 21% higher than result accounted for the second quarter of 2010 (“2Q10”). The annualized nine-month return on average equity (“ROAE”) and return on average assets (“ROAA”) were 27.5% and 3.4%, respectively.

•	In 3Q10, the Bank’s net financial income was Ps.599.7 million growing 21% compared to 2Q10 due to higher income from interest on loans and gain on government securities.

•
In 3Q10, Banco Macro’s financing to private sector grew 10% or Ps.1.3 billion quarter on quarter (“QoQ”) excluding liquidity administration credit lines. This growth was fuelled by credit card and consumer loans which increased 30% and 10% (QoQ) respectively. The credit card portfolio growth was mainly due to the acquisition of Banco Privado on September 20th, 2010, with a credit card portfolio of Ps262.4 million as of 3Q10.

•
In 3Q10, total deposits grew 6% QoQ, totalling Ps.22.6 billion and representing 80% of the Bank’s total liabilities. Private sector deposits grew 5% in 3Q10, of which Ps.293.9 million represent Banco Privado’s deposit base.

•	In 3Q10, the Bank’s non-performing to total financing ratio improved to 2.4% and the coverage ratio was 121.6%.

•
Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.2.5 billion (26.9% capitalization ratio). In addition, the Bank’s liquid assets remained at a high level, reaching 54.8% of its total deposits in 3Q10.

RESULTS

Earnings per outstanding share were Ps.0.45 in 3Q10, 41% higher than 3Q09 and 22% higher than 2Q10.

EARNINGS PER SHARE	MACRO consolidated
	III09	IV09	I10	II10	III10

Net income (M $)	190.9	241.8	246.0	222.1	267.9
Average shares outstanding (M)	593.4	594.5	594.5	594.5	594.5
Average shares in portfolio (M)	24.0	0.0	0.0	0.0	0.0
Average shares issued (M)	617.4	594.5	594.5	594.5	594.5
Book value per issued share ($)	5.04	5.65	6.06	6.07	6.52
Earnings per outstanding share ($)	0.32	0.41	0.41	0.37	0.45

Since September 20, 2010, Banco Macro has consolidated its financial statements with the financial statements of Banco Privado de Inversiones S.A.

Banco Macro’s 3Q10 net income of Ps.267.9 million rose 40% or Ps.77 million year over year (“YoY”) and 21% or Ps.45.8 million QoQ.

For the first nine months of 2010, Banco Macro earned Ps.736 million or 44% or Ps.225.9 million above the same period of last year. The Bank’s nine-month annualized ROAE and ROAA were 27.5% and 3.4%, respectively.

In 3Q10, the Bank’s operating result was Ps.367.7 million, 41% higher than 2Q10 as a result of higher income from interest on loans and gain on government securities.

The leverage of Banco Macro´s balance sheet (8.3x assets to equity ratio) remained lower than the system and our competitors’ average, according to figures published by the Central Bank.

INCOME STATEMENT	MACRO consolidated
In MILLION $	III09	IV09	I10	II10	III10

Net financial income	662.5	585.1	654.0	496.7	599.7
Provision for loan losses	-81.4	-64.6	-37.8	-23.2	-25.2
Net fee income	206.1	214.9	220.3	241.7	265.0
	787.2	735.4	836.5	715.2	839.5
Administrative expenses	-373.3	-418.9	-414.2	-454.2	-471.8
Operating result	413.9	316.5	422.3	261.0	367.7
Minority interest	-1.6	-1.6	-1.5	-1.8	-2.0
Net other income	-3.4	-28.1	15.0	35.2	22.3
Net income before income tax	408.9	286.8	435.8	294.4	388.0
Income tax	-217.9	-45.0	-189.8	-72.3	-120.1
NET INCOME	190.9	241.8	246.0	222.1	267.9

3Q10 Results	Page 2 of 21

The Bank’s total financial income of Ps.935.1 million increased 15% as compared to the previous quarter and decreased 8% YoY, due to interest on loans and government securities performance.

Interest on loans represented 63% of total financial income and was 5% higher than 2Q10’s level and 12% higher YoY. This positive performance took place in a macroeconomic scenario of decreasing interest rates that was offset by an increase in the Bank’s loan portfolio. Banco Macro’s average private sector lending rate was 17.7% in 3Q10 compared to 19.2% in 3Q09.

In 3Q10, income from government and private securities increased 36% or Ps.61.6 million QoQ. This performance was led by government bonds in pesos, the market prices of which appreciated significantly during 3Q10. On an annual basis, income from securities dropped 50%. The decrease is attributable to a reversal, during 3Q09, of certain government securities previously classified in investment accounts, which had generated a Ps.223 million gain in 3Q09.

On the other hand, income from guaranteed loans grew Ps.21.2 million compared to 2Q10, due to valuation adjustments resulting from the present value appraisal of the portfolio determined by reference to figures published by the BCRA (Communication "A" 4898 and supplementary).

CER adjustments showed increased to Ps.35.7 million in 3Q10 compared to Ps.1.8 million in 2Q10, mainly due to the guaranteed loan portfolio adjustment as mentioned in the previous paragraph.

Income from differences in quoted prices of foreign currency declined Ps.15.5 million QoQ due to lower fx position revaluation since the exchange rate remained stable during the quarter.

Other financial income decreased Ps.10.0 million compared to 2Q10 primarily due to lower interest rates on Repos.

3Q10 Results	Page 3 of 21

FINANCIAL INCOME	MACRO consolidated
In MILLION $	III09	IV09	I10	II10	III10

Interest on cash and due from banks	0.1	0.1	0.0	0.0	0.2
Interest on loans to the financial sector	0.9	0.8	2.0	3.0	4.2
Interest on overdrafts	81.5	76.4	59.6	63.4	69.0
Interest on documents	46.6	43.5	34.7	35.7	35.7
Interest on mortgages loans	25.7	25.9	25.7	27.6	28.3
Interest on pledges loans	12.5	11.1	11.5	12.8	12.7
Interest on credit cards loans	41.0	45.9	47.4	49.7	48.3
Interest on other loans	312.6	331.7	345.2	364.7	387.6
Interest on other receivables from finan. interm.	0.0	0.0	0.1	0.5	0.1
Income from government & private securities,net (1)	462.8	382.4	369.6	171.8	233.4
Net options results	0.0	0.0	0.6	0.0	0.0
Income from Guaranteed Loans	0.3	3.7	0.1	0.5	21.7
CER adjustment	3.4	7.8	1.0	1.8	35.7
CVS adjustment	0.1	0.2	0.2	0.1	0.3
Difference in quoted prices of foreign currency	28.4	11.0	43.8	48.2	32.6
Other	0.7	3.2	31.0	35.3	25.3

Total financial income	1,016.6	943.7	972.5	815.1	935.1

(1) Income from government & private securities
LEBAC / NOBAC	158.2	170.6	162.0	145.0	160.0
Other	304.6	211.8	207.6	26.8	73.4
TOTAL	462.8	382.4	369.6	171.8	233.4

The Bank’s financial expense totalled Ps.335.4 million, increasing 5% (Ps.17 million) compared with previous quarter and declining 5% compared to 3Q09.

In 3Q10, interest on deposits represented 73% of the Bank’s total financial expenses. Interest on deposits increased by 4% or Ps.9.5 million (QoQ) mainly due to a 7% increase in average time deposits base. This growth was slightly offset by a fall in the average interest rate paid on CDs from 8.6% in 2Q10 to 8.3% in 3Q10.

YoY interest on deposits decreased 12%, although the average time deposit base increased 19%, due to lower interest rates paid on CDs (from 11.2% average in 3Q09 to 8.3% average in 3Q10).

On the other hand, other financial expenses grew 16% or Ps.6.7 million QoQ and 57% YoY due to higher turnover tax.

3Q10 Results	Page 4 of 21

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	III09	IV09	I10	II10	III10

Interest on checking accounts	3.9	3.7	3.0	1.0	0.1
Interest on saving accounts	4.4	4.6	4.6	4.9	5.1
Interest on time deposits	271.2	254.5	230.0	229.8	240.1
Interest on loans from financial sector	0.7	1.4	1.1	1.1	1.2
Interest on other liabilities from financial interm.	19.6	19.5	16.2	15.2	15.5
Interest on subordinated notes	14.1	14.1	14.1	14.2	14.4
Other Interest	0.6	0.5	0.5	0.5	0.4
CER adjustments	0.8	1.0	1.4	1.4	1.0
Deposits Guarantee Fund	7.8	7.7	7.9	8.4	9.0
Other	31.0	51.6	39.7	41.9	48.6

Total Financial Expense	354.1	358.6	318.5	318.4	335.4

In 3Q10, the Bank’s net interest margin was 11.3%, 180 bp higher than 2Q10, primarily due to higher results from securities. Had we excluded the income from government bonds and guaranteed loans, the Bank’s net interest margin would have been 8.3% only 20 bp lower than 2Q10’s net interest margin (excluding income from government bonds and guaranteed loans for 2Q10).

Banco Macro’s net fee income of Ps.265 million for 3Q10 rose 10% QoQ and 29% YoY. The increase was mainly driven by fees on deposit accounts, by debit and credit cards fees and credit-related fees.

NET FEE INCOME	MACRO consolidated
In MILLION $	III09	IV09	I10	II10	III10

Fee charges on deposit accounts	163.2	171.4	179.4	193.7	210.7
Debit and credit card income	44.0	47.8	47.7	50.9	57.8
Other fees related to foreign trade	5.1	7.2	5.2	9.5	6.2
Credit-related fees	14.8	18.6	20.0	18.0	22.4
Lease of safe-deposit boxes	5.7	6.0	6.0	6.2	7.7
Other	27.0	26.8	24.7	31.5	34.2
Total fee income	259.8	277.8	283.0	309.8	339.0

Total fee expenses	53.7	62.9	62.7	68.1	74.0

Net fee income	206.1	214.9	220.3	241.7	265.0

In 3Q10 Banco Macro’s administrative expenses of Ps.471.8 million were 4% or Ps.17.6 million higher than 2Q10, mainly due to the charge for the special payment agreed with the labor union (Ps.1,800 per employee to be effective on October).

3Q10 Results	Page 5 of 21

Personnel expenses in 3Q10 increased 32% compared to 3Q09, primarily due to the 23.5% salary increase agreed with the labor union in March 2010 (effective as of January 2010) and the impact of the charge mentioned above.

The efficiency ratio showed an improvement on a quarterly basis achieving a level of 54.6% in 3Q10. The 9-month efficiency ratio reached 54.1% as of 3Q10. Had we excluded the impact of the charge for the special payment registered in the quarter, the Bank’s efficiency ratio would have been 52.5% in 3Q10 and 53.4% for the 9-month period.

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	III09	IV09	I10	II10	III10

Personnel expenses	230.9	273.6	279.7	283.0	304.0
Directors & statutory auditors´fees	4.1	3.7	4.2	17.0	9.4
Other professional fees	16.4	17.7	17.2	20.6	20.9
Advertising & publicity	14.1	15.9	8.5	13.3	16.3
Taxes	21.2	18.3	20.3	30.3	25.2
Depreciation of equipment	13.7	14.0	14.0	14.3	14.6
Amortization of organizational costs	8.4	9.1	9.6	10.2	11.2
Other operating expenses	57.1	60.3	55.8	60.3	63.2
Other	7.4	6.3	4.9	5.2	7.0
Total Administrative Expenses	373.3	418.9	414.2	454.2	471.8

Total Employees	7,835	7,810	7,807	7,864	8,060
Branches	413	408	408	403	400

Efficiency ratio	43.0%	52.4%	47.4%	61.5%	54.6%

Efficiency ratio accumulated	46.5%	48.0%	47.4%	53.8%	54.1%

In 3Q10, the Bank’s net other income totalled Ps.22.3 million decreasing Ps.12.9 million due to higher other expense as compared to 2Q10. Other expenses “other” included a tax provision of Ps.6.2 million.

Additionally, the amount of recovered loans and reversed allowances increased Ps.9.2 million as compared to 2Q10.

3Q10 Results	Page 6 of 21

NET OTHER INCOME	MACRO consolidated
In MILLION $	III09	IV09	I10	II10	III10

Other Income
Penalty interest	5.6	5.8	6.4	8.8	5.7
Recovered loans and allowances reversed	13.2	11.7	23.1	10.6	19.8
Other	13.9	11.3	6.1	32.0	24.6
Total Other Income	32.7	28.8	35.6	51.4	50.1
Other Expense
Uncollected charges for other loans and other provisions	-9.2	2.0	7.5	4.3	8.2
Difference in amparos amortization	3.8	4.0	4.2	4.3	4.5
Goodwill amortization	2.1	2.1	2.1	2.1	2.6
Other Expense	39.3	48.8	6.8	5.5	12.5
Total Other Expense	36.0	56.9	20.6	16.2	27.8

Net Other Income	-3.4	-28.1	15.0	35.2	22.3

In 3Q10, Banco Macro’s effective income tax rate was 34.2% lower than 54.6% registered in 3Q09 due to a decrease in government securities gains for tax purposes.

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio), excluding advances to companies with AAA local rating, totalled Ps.14.4 billion, showing an increase of 10% or Ps.1.3 million QoQ and 25% or Ps.2.8 billion YoY. Had we excluded Banco Privado´s portfolio the increase would have been 8% QoQ and 22% YoY.

In 3Q10, consumer loans increased 10% or Ps.482.4 million QoQ and credit card loans increased 30% or Ps.304.6 million (of which Ps.262.4 million result from the acquisition of Banco Privado). In addition, discounted documents grew 9% or Ps.125.5 million in the quarter.

Advances to companies with AAA local rating declined in the quarter after increasing in the previous quarter.

3Q10 Results	Page 7 of 21

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	III09	IV09	I10	II10	III10	III10/II10	III10/III09

Overdrafts (total)	1,495.6	1,436.3	1,254.9	1,671.8	1,684.3	1%	13%
Overdrafts	1,277.9	1,169.2	1,215.0	1,352.3	1,535.0	14%	20%
AAA (liquidity administration)	217.7	267.1	39.9	319.5	149.3	-53%	-31%
Discounted documents	1,338.3	1,412.6	1,341.5	1,326.3	1,451.8	9%	8%
Mortgages loans	741.5	746.8	802.0	791.2	827.2	5%	12%
Pledges loans	258.1	262.5	282.3	295.1	298.1	1%	15%
Consumer loans	3,845.7	4,006.6	4,234.1	4,668.1	5,150.5	10%	34%
Credit Cards loans	845.3	950.1	970.0	1,021.9	1,326.5	30%	57%
Others	2,375.3	2,271.8	2,447.4	2,739.8	2,865.2	5%	21%
Total credit to the private sector	10,899.8	11,086.7	11,332.2	12,514.2	13,603.6	9%	25%
Financial trusts	587.6	597.0	697.2	680.0	726.3	7%	24%
Leasing	296.2	271.5	245.6	229.4	231.7	1%	-22%
Total credit w/ f. trusts and leasing	11,783.6	11,955.2	12,275.0	13,423.6	14,561.6	8%	24%

Total credit w/o liquidity administration	11,565.9	11,688.1	12,235.1	13,104.1	14,412.3	10%	25%

PUBLIC SECTOR ASSETS

The Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 3.5% in 3Q10, higher than the 2.3% posted in 2Q10 and in line with 3Q09. The Bank´s exposure to public sector remained below the system’s average (13%).

The quarterly increase is given mainly by the increase in the valuation of the guaranteed loan portfolio and by the increase in other government securities portfolio (pesos denominated).

3Q10 Results	Page 8 of 21

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	III09	IV09	I10	II10	III10

LEBAC / NOBAC B.C.R.A.	5,240.0	5,156.9	4,890.9	4,856.0	5,127.8
Other	599.5	823.9	360.0	385.8	666.0
Government securities	5,839.5	5,980.8	5,251.1	5,241.8	5,793.8
Guaranteed loans	185.6	190.5	186.3	183.8	236.4
Provincial loans	18.0	15.9	152.6	48.0	41.9
Government securities loans	9.7	11.0	0.0	0.0	0.0
Loans	213.3	217.4	338.9	231.8	278.3
Purchase of government bonds	61.7	14.7	58.6	68.9	157.2
Other receivables for financial intermediation	61.7	14.7	58.6	68.9	157.2
BODEN to collect	15.6	16.2	16.4	16.6	16.8
Other receivables	15.6	16.2	16.4	16.6	16.8

TOTAL PUBLIC SECTOR ASSETS	6,130.1	6,229.1	5,664.9	5,559.1	6,246.1

TOTAL PUBLIC SECTOR LIABILITIES	179.7	124.8	171.8	166.1	274.5

Net exposure	5,950.4	6,104.3	5,493.1	5,393.0	5,971.6

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	890.1	1,072.2	774.1	703.1	1,118.3

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	3.4%	4.0%	2.7%	2.3%	3.5%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	2.7%	3.5%	2.1%	1.8%	2.6%

FUNDING

Deposits

Banco Macro’s total deposit base totalled Ps.22.6 billion in 3Q10. Deposits remained the Bank’s most important source of funding, growing 22% YoY and 6% QoQ and represented 80% of the Bank’s total liabilities. Had we excluded Banco Privado´s portfolio the increase would have been 5% QoQ and 21% YoY.

The quarterly growth was led by public sector deposits, which registered an increase of 11% or Ps.589.8 million as compared with 2Q10. In the same period, private sector deposits increased by 5% or Ps.759 million, primarily time deposits.

As of September 2010, Banco Macro total deposits included Banco Privado’s deposit base of Ps.293.9 million.

3Q10 Results	Page 9 of 21

DEPOSITS	MACRO consolidated					Variation
In MILLION $	III 09	IV 09	I 10	II 10	III 10	Q to Q	Y to Y

Public sector	4,039.7	3,613.9	4,312.4	5,134.5	5,724.3	11%	42%

Financial sector	11.9	14.1	10.9	14.2	10.9	-23%	-8%

Private sector	14,487.4	14,964.9	15,189.9	16,146.7	16,905.7	5%	17%
Checking accounts	3,168.5	3,275.8	3,256.1	3,716.7	3,730.4	0%	18%
Savings accounts	2,991.1	3,445.6	3,236.3	3,523.2	3,771.6	7%	26%
Time deposits	7,706.8	7,711.5	8,140.7	8,090.9	8,592.7	6%	11%
Other	621.0	532.0	556.8	815.9	811.0	-1%	31%
TOTAL	18,539.0	18,592.9	19,513.2	21,295.4	22,640.9	6%	22%

Other sources of funds

In 3Q10, the total amount of other sources of funds increased 6% or Ps.298.8M as compared with 2Q10, based on the increase in shareholders equity. The increase in equity of Ps.267.9 million was originated by 3Q10 net income. The other sources of funds remained without significant variations.

OTHER FUNDING	MACRO consolidated
In MILLION $	III09	IV09	I10	II10	III10

Central Bank	1.9	1.9	1.9	1.7	1.6
Banks and international institutions	209.4	227.2	30.2	32.0	53.6
Financing received from Argentine financial institutions	102.2	191.2	109.6	103.2	94.1
Subordinated corporate bonds	593.3	572.5	598.2	591.5	610.5
Unsubordinated corporate bonds	618.3	616.7	622.0	631.5	631.0
Shareholders´ equity	3,111.7	3,358.8	3,604.8	3,610.5	3,878.4
Total Funding	4,636.8	4,968.3	4,966.8	4,970.4	5,269.2

In September 2010, Banco Macro’s average cost of funds was 5.17%, lower than previous quarter and one of the lowest in the banking sector. Banco Macro’s transactional deposits represented approximately 42% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

LIQUID ASSETS

In 3Q10, the Bank’s liquid assets amounted to Ps.12.4 billion, showing an increase of 12% YoY and a decrease of 1% QoQ.

Banco Macro’s liquid asset to total deposits ratio remained at high levels reaching 54.8% in 3Q10.

3Q10 Results	Page 10 of 21

LIQUID ASSETS	MACRO consolidated
In MILLION $	III09	IV09	I10	II10	III10

Cash	4,201.1	5,016.2	4,960.7	4,507.6	4,797.3
Guarantees for compensating chambers	242.0	242.4	270.5	270.7	286.4
Loans to AAA companies	217.7	267.1	39.9	319.5	149.3
Call	23.2	50.0	4.6	51.0	48.0
Repos	551.1	1,046.2	1,308.3	1,838.4	1,827.0
LEBAC / NOBAC	5,826.7	4,650.4	5,209.1	5,538.7	5,293.5
TOTAL	11,061.8	11,272.3	11,793.0	12,525.9	12,401.5

Liquid assets to total deposits	59.7%	60.6%	60.4%	58.8%	54.8%

SOLVENCY

In 3Q10, Banco Macro’s integrated capital was Ps.4.0 billion, well above the required capital of Ps.1.5 billion.

The capitalization ratio was 26.9% in 3Q10, well above the minimum required by the regulations.

The Bank’s excess capital is aimed at supporting growth, and consequently, a higher leverage of the Bank’s balance sheet.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	III09	IV09	I10	II10	III10

Credit risk requirement	1,119	1,103	1,115	1,197	1,225
Market risk requirement	45	40	58	51	59
Interest rate requirement	200	201	265	231	238
Integrated capital	3,484	3,708	3,979	3,999	4,042
Excess capital	2,120	2,364	2,541	2,520	2,520

Capitalization ratio	25.3%	27.4%	29.1%	27.1%	26.9%

ASSET QUALITY

In 3Q10, Banco Macro’s non-performing to total financing ratio reached 2.40% and the coverage ratio was 121.6%, following the recovery process initiated in 2010.

During 3Q10, the irregular (non-performing) commercial portfolio improved, with a reduction in the non-performing ratio of 27 basis points, as well as non-performing consumer loans, with a slight decrease of 2 basis points due to the impact of Banco Privado’s NPLs.

3Q10 Results	Page 11 of 21

The Bank’s is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO consolidated
In MILLION $	III09	IV09	I10	II10	III10

Commercial portfolio	5,829.5	5,559.8	5,796.2	6,719.1	6,795.1
Irregular	101.6	118.5	102.4	103.8	86.5
Consumer portfolio	6,428.7	6,733.9	7,003.0	7,366.5	8,219.0
Irregular	278.1	278.7	275.2	246.7	273.8
Total portfolio	12,258.2	12,293.7	12,799.2	14,085.6	15,014.1
Irregular	379.7	397.2	377.7	350.5	360.3
Irregular / Total portfolio	3.10%	3.23%	2.95%	2.49%	2.40%
Total provisions	440.3	461.0	447.9	434.2	437.9
Coverage ratio w/allowances	115.96%	116.06%	118.60%	123.87%	121.56%

3Q10 Results	Page 12 of 21

CER EXPOSURE AND FOREIGN CURRENCY POSITION

CER EXPOSURE	MACRO consolidated
In MILLION $	III09	IV09	I10	II10	III10

CER adjustable ASSETS
Government Securities	166.7	424.9	25.9	0.2	0.1

Guaranteed loans	204.7	210.6	218.5	226.9	236.9
Private sector loans	34.6	31.4	28.0	25.0	21.8
Other loans	6.3	5.1	5.2	5.3	3.1
Loans	245.6	247.1	251.7	257.2	261.8

Leasing	0.9	1.1	1.0	1.0	0.0
Other loans	4.4	3.9	3.1	2.5	2.4
Total CER adjustable assets	417.6	677.0	281.7	261.0	264.3

CER adjustable LIABILITIES
Deposits	0.4	0.5	0.5	0.6	0.6
Other liabilities from financial intermediation	44.5	44.8	45.4	45.6	45.5
Subordinated corporate bonds	0.9	0.9	0.5	0.5	0.0
Total CER adjustable liabilities	45.8	46.2	46.4	46.7	46.1

NET ASSET CER EXPOSURE	371.8	630.8	235.3	214.3	218.2

FX CURRENCY POSITION	MACRO consolidated
In MILLION $	III09	IV09	I10	II10	III10

Cash	2,577.8	2,635.0	2,341.1	2,481.2	2,500.9
Government Securities	777.3	1,596.8	588.6	360.5	362.3
Loans	2,255.6	1,899.2	2,040.4	2,061.6	2,122.9
Other receivables from financial intermediation	916.6	1,264.2	1,885.4	2,370.1	2,494.6
Investments in other companies	0.6	0.6	0.6	0.6	0.6
Other receivables	32.1	30.0	36.8	37.2	39.8
Other assets	77.0	72.6	69.8	66.0	64.7
TOTAL ASSETS	6,637.0	7,498.4	6,962.7	7,377.2	7,585.8
Deposits	4,265.1	3,895.9	3,879.9	3,908.8	3,947.1
Other liabilities from financial intermediation	1,097.3	1,892.3	749.2	762.2	813.0
Other liabilities	6.0	5.6	5.0	4.4	4.6
Subordinated corporate bonds	592.3	571.5	597.7	590.9	610.5
Other liabilities	0.0	0.0	0.0	0.0	0.2
TOTAL LIABILITIES	5,960.7	6,365.3	5,231.8	5,266.3	5,375.4

NET FX POSITION	676.3	1,133.1	1,730.9	2,110.9	2,210.4

3Q10 Results	Page 13 of 21

RELEVANT AND RECENT EVENTS

•
In September 2010, Messrs. Alexander M. Estrada, Alejandro C. Estrada and Raul Fernandez (the “sellers”) executed documentation under which 100% of the shares representing the capital and voting rights of Banco Privado de Inversiones S.A. were transfereed to Banco Macro S.A. which paid USD23.3 million, including USD10.4 million related to a guaranty agreement to reserve a certain portion of the price to meet the obligations assumed by the seller.

•	Banco Macro S.A. will transfer 2% of the shares of Banco Privado S.A. to Sud Inversiones y Análisis S.A. (1%) and to Macro Securities S.A. Sociedad de Bolsa (1%).

•	On August 2, 2010, the Bank paid semiannual interests on Class 2 Notes for USD4.5 million.

3Q10 Results	Page 14 of 21

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held on November 5, 2010 at 12:00 p.m. Buenos Aires time (11:00 a.m., New York time), with the presence of Jorge Pablo Brito (Member of the Executive Committee), Guillermo Stanley (Board member), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci, (Finance and Investor Relations Manager).  Dial in information:

(888) 378-4361 (Within the U.S.)

(719) 457-2621 (Outside the U.S.)

Conference ID: 4422070

DISCLAIMER

This press release includes forward-looking statements.  We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may”, “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements.  Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition.  Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated.  For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com).  In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish.  Consequently, any matters of interpretation should be referred to the original version in Spanish.

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Finance and Investor Relations Manager
Tel: +5411-5222-6730
E-mail: investorelations@macro.com.ar	visit our website at: www.macro.com.ar

3Q10 Results	Page 15 of 21

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	III09	IV09	I10	II10	III10

ASSETS	26,173.7	26,859.2	28,201.5	30,372.8	32,165.8
Cash	4,201.1	5,016.2	4,960.7	4,507.6	4,797.3
Government Securities	7,572.8	6,981.1	7,381.4	8,038.2	8,079.1
LEBAC/NOBAC	5,826.7	4,650.4	5,209.1	5,538.7	5,293.5
Other	1,746.2	2,330.7	2,172.4	2,499.5	2,785.6
Loans	10,904.2	11,096.8	11,458.1	12,611.3	13,750.0
to the non-Financial Government Sector	203.6	206.5	338.9	231.8	278.3
to the Financial Sector	58.6	90.9	53.4	120.4	114.5
to the non-financial private sector	11,069.7	11,247.5	11,499.4	12,679.2	13,780.9
-Overdrafts	1,495.6	1,436.3	1,254.9	1,671.8	1,684.3
-Discounted documents	1,338.3	1,412.6	1,341.5	1,326.3	1,451.8
-Mortgages	741.5	746.8	802.0	791.2	827.2
-Pledges	258.1	262.5	282.3	295.1	298.1
-Consumer	3,845.7	4,006.6	4,234.1	4,668.1	5,150.5
-Credit cards	845.3	950.1	970.0	1,021.9	1,326.5
-Other	2,375.3	2,271.8	2,447.4	2,739.8	2,865.2
- Less: int. doc., cotiz dif.	169.9	160.8	167.2	165.0	177.3
Allowances	-427.6	-448.0	-433.6	-420.1	-423.7
Other receivables from financial intermediation	2,136.0	2,380.7	2,974.8	3,867.8	3,920.3
Investments in other companies	10.0	10.0	10.0	9.8	9.8
Other receivables	322.5	366.5	427.0	359.9	530.6
Other assets	1,027.1	1,007.9	989.5	978.2	1,078.7
LIABILITIES	23,062.0	23,500.4	24,596.7	26,762.3	28,287.4
Deposits	18,539.0	18,592.9	19,513.2	21,295.4	22,640.9
From the non-financial government sector	4,039.7	3,613.9	4,312.4	5,134.5	5,724.3
From the financial sector	11.9	14.1	10.9	14.2	10.9
From the non-financial private sector	14,487.4	14,964.9	15,189.9	16,146.7	16,905.7
-Checking accounts	3,168.5	3,275.8	3,256.1	3,716.7	3,730.4
-Savings accounts	2,991.1	3,445.6	3,236.3	3,523.2	3,771.6
-Time deposits	7,706.8	7,711.5	8,140.7	8,090.9	8,592.7
-Other	621.0	532.0	556.8	515.9	811.0
Other liabilities from financial intermediation	3,041.9	3,338.1	3,281.6	4,292.0	4,320.7
Subordinated corporate bonds	593.3	572.5	598.2	591.5	610.5
Other liabilities	887.7	996.9	1,203.7	583.4	715.3

SHAREHOLDERS' EQUITY	3,111.7	3,358.8	3,604.8	3,610.5	3,878.4

LIABILITIES + SHAREHOLDERS' EQUITY	26,173.7	26,859.2	28,201.5	30,372.8	32,165.8

3Q10 Results	Page 16 of 21

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	III09	IV09	I10	II10	III10

Financial income	1,016.6	943.7	972.5	815.1	935.1
Interest on cash and due from banks	0.1	0.1	0.0	0.0	0.2
Interest on loans to the financial sector	0.9	0.8	2.0	3.0	4.2
Interest on overdrafts	81.5	76.4	59.6	63.4	69.0
Interest on documents	46.6	43.5	34.7	35.7	35.7
Interest on mortgages loans	25.7	25.9	25.7	27.6	28.3
Interest on pledges loans	12.5	11.1	11.5	12.8	12.7
Interest on credit cards loans	41.0	45.9	47.4	49.7	48.3
Interest on other loans	312.6	331.7	345.2	364.7	387.6
Income from government & private securities	462.7	382.4	369.6	171.8	233.4
Net options results	0.0	0.0	0.6	0.0	0.0
Income from guaranteed loans	0.3	3.7	0.1	0.5	21.7
Interest on other receivables from fin. intermediation	0.0	0.0	0.1	0.5	0.1
CER adjustment	3.4	7.8	1.0	1.8	35.7
CVS adjustment	0.1	0.2	0.2	0.1	0.3
Difference in quoted prices of foreign exchange	28.4	11.0	43.8	48.2	32.7
Other	0.8	3.2	31.0	35.3	25.4
Financial expense	-354.1	-358.6	-318.5	-318.4	-335.4
Interest on checking accounts	-3.9	-3.7	-3.0	-1.0	-0.1
Interest on saving accounts	-4.4	-4.6	-4.6	-4.9	-5.1
Interest on time deposits	-271.2	-254.5	-230.0	-229.8	-240.1
Interest on loans from the financial sector	-0.7	-1.4	-1.1	-1.1	-1.2
Interest on subordinated notes	-14.1	-14.1	-14.1	-14.2	-14.4
Other Interest	-0.6	-0.5	-0.5	-0.5	-0.4
Interest on other liabilities from fin. intermediation	-19.6	-19.5	-16.2	-15.2	-15.5
CER adjustments	-0.8	-1.0	-1.4	-1.4	-1.0
Deposits guarantee fund	-7.8	-7.7	-7.9	-8.4	-9.0
Other Interest	-31.0	-51.6	-39.7	-41.9	-48.6
Net financial income	662.5	585.1	654.0	496.7	599.7
Provision for loan losses	-81.4	-64.6	-37.8	-23.2	-25.2

Fee income	259.8	277.8	283.0	309.8	339.0
Fee expenses	-53.7	-62.9	-62.7	-68.1	-74.0
Net fee income	206.1	214.9	220.3	241.7	265.0

Administrative expenses	-373.3	-418.9	-414.2	-454.2	-471.8
Minority interest	-1.6	-1.6	-1.5	-1.8	-2.0
Net other income	-3.4	-28.1	15.0	35.2	22.3
Earnings before income tax	408.8	286.8	435.8	294.4	388.0
Income tax	-217.9	-45.0	-189.8	-72.3	-120.1

Net income	190.9	241.8	246.0	222.1	267.9

3Q10 Results	Page 17 of 21

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	III09	IV09	I10	II10	III10

Profitability & performance
Net interest margin	14.4%	12.5%	12.1%	9.5%	11.3%
Fee income ratio	23.7%	26.9%	25.2%	32.7%	30.7%
Efficiency ratio	43.0%	52.4%	47.4%	61.5%	54.6%
Fee income as a percentage of adm expenses	55.2%	51.3%	53.2%	53.2%	56.2%
Return on average assets	3.1%	3.8%	3.6%	3.3%	3.8%
Return on average equity	25.5%	30.2%	28.0%	25.6%	28.9%
Liquidity
Loans as a percentage of total deposits	61.1%	62.1%	60.9%	61.2%	62.6%
Liquid assets as a percentage of total deposits	59.7%	60.6%	60.4%	58.8%	54.8%
Capital
Total equity as a percentage of total assets	11.9%	12.5%	12.8%	11.9%	12.1%
Regulatory capital as a percentage of risk weighted assets	25.3%	27.4%	29.1%	27.1%	26.9%
Asset Quality
Allowances over total loans	3.8%	3.9%	3.7%	3.2%	3.0%
Non-performing loans as a percentage of total loans	3.2%	3.3%	3.0%	2.6%	2.4%
Allowances as a percentage of non-performing loans	119.3%	119.5%	121.0%	126.1%	123.1%
Amparos as a percentage of average equity	1.5%	1.6%	1.4%	1.5%	1.4%

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	III09	IV09	I10	II10	III10

Profitability & performance
Net interest margin	11.7%	11.7%	12.1%	11.2%	11.3%
Fee income ratio	25.7%	26.0%	25.2%	28.6%	29.3%
Efficiency ratio	46.5%	48.0%	47.4%	53.8%	54.1%
Fee income as a percentage of adm expenses	55.2%	54.1%	53.2%	53.2%	54.2%
Return on average assets	2.8%	3.0%	3.6%	3.3%	3.4%
Return on average equity	23.0%	24.6%	28.0%	26.8%	27.5%
Liquidity
Loans as a percentage of total deposits	61.1%	62.1%	60.9%	61.2%	62.6%
Liquid assets as a percentage of total deposits	59.7%	60.6%	60.4%	58.8%	54.8%
Capital
Total equity as a percentage of total assets	11.9%	12.5%	12.8%	11.9%	12.1%
Regulatory capital as a percentage of risk weighted assets	25.3%	27.4%	29.1%	27.1%	26.9%
Asset Quality
Allowances over total loans	3.8%	3.9%	3.7%	3.2%	3.0%
Non-performing loans as a percentage of total loans	3.2%	3.3%	3.0%	2.6%	2.4%
Allowances as a percentage of non-performing loans	119.3%	119.5%	121.0%	126.1%	123.1%
Amparos as a percentage of average equity	1.5%	1.7%	1.4%	1.5%	1.5%

3Q10 Results	Page 18 of 21

BANCO PRIVADO DE INVERSIONES S.A.

3Q10 Results	Page 19 of 21

BALANCE
In Million $	III10

ASSETS	450.8
Cash	35.7
Government Securities	95.1
LEBAC/NOBAC	74.2
Other	20.9
Loans	260.1
to the non-Financial Government Sector	0.0
to the Financial Sector	0.0
to the non-financial private sector	275.1
-Overdrafts	0.7
-Discounted documents	0.0
-Mortgages	0.0
-Pledges	0.0
-Consumer	12.0
-Credit cards	262.4
-Other	0.0
- Less: int. doc., cotiz dif.	0.2
Allowances	-15.2
Other receivables from financial intermediation	41.1
Investments in other companies	0.0
Other receivables	12.9
Other assets	5.9
LIABILITIES	365.0
Deposits	293.9
From the non-financial government sector	0.0
From the financial sector	0.0
From the non-financial private sector	293.9
-Checking accounts	6.6
-Savings accounts	38.0
-Time deposits	239.4
-Other	9.9
Other liabilities from financial intermediation	60.3
Subordinated corporate bonds	0.0
Other liabilities	10.7

SHAREHOLDERS' EQUITY	85.8

LIABILITIES + SHAREHOLDERS' EQUITY	450.8

3Q10 Results	Page 20 of 21

BANCO PRIVADO DE INVERSIONES S.A.

INCOME STATEMENT[1]
In Million $	III10

Financial income	20.9
Interest on overdrafts	7.9
Interest on credit cards loans	10.5
Interest on other loans	0.7
Income from government & private securities	1.2
Difference in quoted prices of foreign exchange	0.4
Other	0.2
Financial expense	-10.0
Interest on saving accounts	-0.1
Interest on time deposits	-6.4
Other Interest	-0.1
Deposits guarantee fund	-0.2
Other Interest	-3.1
Net financial income	10.9
Provision for loan losses	-3.0

Fee income	18.6
Fee expenses	-1.7
Net fee income	16.9

Administrative expenses	-20.0
Net other income	0.2
Earnings before income tax	5.0
Income tax	0.0

Net income	5.0

1- Figures for third quarter 2010. Banco Privado was incorporated since September 20th, 2010 for consolidation purposes.

3Q10 Results	Page 21 of 21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 4, 2010

MACRO BANK INC.

By:	/s/ Roberto J. Eilbaum
Name: Roberto J. Eilbaum
Title: Director